EXHIBIT 99.1

Magic Software Reports Results for the Third Quarter of 2009

Company Maintaining Profitability Despite Challenging Economic Conditions

OR YEHUDA, Israel, Nov. 4, 2009 (GLOBE NEWSWIRE) -- Magic Software Enterprises Ltd. (Nasdaq:MGIC), a provider of application platforms and business and process integration solutions, today announced its financial results for the third quarter ended September 30, 2009. All references to $ are to U.S. Dollars.

Financial Highlights for the Quarter

  Revenues for the third quarter were $13.5 million compared to $13.6 million in the second quarter of 2009.
  Operating income in the third quarter was $0.8 million compared to $1.0 million in the second quarter of 2009.
  Net income for the third quarter was $0.9 million, compared to $1.1 million in the second quarter of 2009.
  Total cash, cash equivalents and short-term investments as of September 30, 2009 were $37 million, compared to $33 million as of December 31, 2008.

Financial Highlights for the First Nine Months

  Cash flow from operations for the first nine months of 2009 amounted to $4.3 million.
  Revenues reached $40.9 million, compared to $46.9 million for the first nine months of 2008.
  Operating income was $2.5 million, compared to $3.1 million for the first nine months of 2008.
  Net income was $2.7 million, compared to $3.4 million for the first nine months of 2008.

Comments of Management

Guy Bernstein, Chairman of Magic Software, commented on the results: "We are pleased to report an eleventh consecutive quarter of profitability for the company, which comes despite the continuing challenges in the global economy. Notwithstanding these challenges, we have been successful in obtaining new business this year, including twenty new customers in the U.S. alone. While cautiously encouraged by the reviving markets in the U.S. and Japan, we continue to exercise fiscal and operational restraint. To ensure ongoing stability and profitability, we continue to invest in our core growth engines."

Summary of the Quarter

  Eyal Pfeifel has been appointed as the company's new CTO. Eyal brings with him previous Magic Software experience and 20 years in planning and managing large-scale and innovative technology projects.
  The company's U.S. branch continues to gain new customers, and increased revenues and profits this quarter.
  The company's Japanese branch also showed improved revenues and profitability thanks to careful planning, and provides a basis for cautious optimism in the Japanese market recovery.
  The uniPaaS application platform continues to be adopted worldwide. The company is now implementing close to 100 uniPaaS RIA projects in Japan alone.
  Other significant uniPaaS deals include uniPaaS RIA for KLAFS, Europe's leading sauna and spa manufacturer; and Bank Leumi, Israel's leading commercial bank, which is migrating 60 of its applications to uniPaaS.
  The company has won a number of new iBOLT deals, including a SaaS/on-premise integration for Clinical Financial Services in the U.S.; a Lotus Notes integration for MintWave in Japan; a Salesforce.com/SAP R/3 integration for AVL in Austria; and a SAPR/3 integration for KLAFS in Germany. The company also entered into a new partnership agreement with nefos GmbH, a leading consulting partner for Salesforce.com, based in Zurich, Switzerland.
  Magic Software's executives continue to speak at industry events, including the recent Software Business 2009 Conference and the 2009 Quest West Conference.
  Magic Software joined Salesforce.com Foundation's 'Power of Us' partner program.
  The company was ranked 250 among the World's Largest Software Companies by Software Magazine.
  The company's uniPaaS and iBOLT solutions gained significant media coverage in the quarter from specialist IT media publications including IT-Business, banking technology, ebizQ, Channel Pro, ITBusinessEdge, ITWeb, manufacturing.net, SaaS Directory, BCW, Software Mag.com, and Retail Technology. For a full listing of our media coverage read here.
  Magic Software was included in five Gartner and Forrester industry analyst reports this quarter. Magic Software's uniPaaS was recently added to Gartner's Magic Quadrant for Enterprise Application Servers, (Gartner Report, 24 September 2009, Yefim V. Natis, Massimo Pezzini, Kimihiko Iijima).

Non-GAAP Financial Measures

This release includes non-GAAP operating income, net income, basic and diluted earnings per share and other non-GAAP financial measures. These non-GAAP measures exclude the following items:

  Amortization of purchased intangible assets;
  In-process research and development capitalization and amortization and;
  Equity-based compensation expense.

Magic Software's management believes that the presentation of non-GAAP measures provide useful information to investors and management regarding financial and business trends relating to the Company's financial condition and results of operations as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Magic Software believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Magic Software's results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Magic Software's results of operations in conjunction with the corresponding GAAP measures.

Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

About Magic Software

Magic Software Enterprises Ltd. (Nasdaq:MGIC) is a global provider of multiple-mode application platform solutions -- including Full Client, Rich Internet Applications (RIA) or Software-as-a-Service (SaaS) modes -- and business and process integration solutions. Magic Software has offices in 10 countries and a presence in over 50, as well as a global network of ISV's, system integrators, value-added distributors and resellers, and consulting and OEM partners. The company's award-winning code-free solutions give partners and customers the power to leverage existing IT resources, enhance business agility and focus on core business priorities. Magic Software's technological approach, product roadmap and corporate strategy are recognized by leading industry analysts. Magic Software has partnerships with global IT leaders including SAP AG, salesforce.com, IBM and Oracle. For more information about Magic Software and its products and services, visit www.magicsoftware.com, and for more about our industry related news, business issues and trends, read the Magic Software Blog.

The Magic Software Enterprises Ltd. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=5524

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

MAGIC SOFTWARE ENTERPRISES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)
(Unaudited)

	Three months ended September 30,		Three months ended June 30,	Nine months ended September 30,
	2009	2008	2009	2009	2008
Revenues	13,504	15,809	13,595	40,869	46,909
Cost of Revenues	6,625	6,648	6,443	19,805	20,216
Gross profit	6,879	9,161	7,152	21,064	26,693
Research and development, net	358	676	260	957	1,697
Selling, general and administrative expenses	5,709	6,873	5,937	17,600	21,922
Total operating expenses, net	6,067	7,549	6,197	18,557	23,619
Operating income	812	1,612	955	2,507	3,074
Financial income (expenses), net	154	123	(78)	140	482
Other income (expenses), net	(63)	42	286	223	24
Income before taxes on income	903	1,777	1,163	2,870	3,580
Taxes on income	1	70	76	167	145
Income after taxes on income	902	1,707	1,087	2,703	3,435
Minority interest	--	(1)	--	--	(3)
Equity in losses of affiliates	--	--	--	--	(8)
Net income	902	1,706	1,087	2,703	3,424

Basic net earnings per share	0.03	0.05	0.03	0.08	0.11
Diluted net earnings per share	0.03	0.05	0.03	0.08	0.11

Weighted average number of shares used in computing net earnings per share

Basic	31,894	31,829	31,894	31,894	31,727

Diluted	32,169	32,159	32,009	32,038	32,039

MAGIC SOFTWARE ENTERPRISES LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP
STATEMENTS OF OPERATIONS FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except per share data)

	Three months ended September 30, (Unaudited)		Nine months ended September 30, (Unaudited)
	2009	2008	2009	2008
GAAP operating income	812	1,612	2,507	3,074
Amortization of intangibles	950	767	2,700	1,817
Capitalization of software development	(771)	(421)	(2,356)	(2,031)
Stock-based compensation	64	(168)	189	412
Total adjustments to GAAP	243	178	533	198
Non-GAAP operating income	1,055	1,790	3,040	3,272

GAAP net income	902	1,706	2,703	3,424
Total adjustments to GAAP as above	243	178	533	198
Non-GAAP net income	1,145	1,884	3,236	3,622

Non-GAAP basic net earnings per share	0.04	0.06	0.10	0.11
Weighted average number of shares used in computing basic net earnings per share	31,894	31,829	31,894	31,727

Non-GAAP diluted net earnings per share	0.04	0.06	0.10	0.11
Weighted average number of shares used in computing diluted net earnings per share	32,276	32,159	32,115	32,039

MAGIC SOFTWARE ENTERPRISES LTD.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	September 30, 2009 (Unaudited)	December 31, 2008
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	20,392	27,309
Short-term bank deposits	12,557	1,810
Available for sale marketable securities	3,905	3,469
Trade receivable, net	11,935	13,140
Other accounts receivable and prepaid expenses	2,567	1,933
Current assets of discontinued operation	32	31
Total current Assets	51,388	47,692

LONG-TERM INVESTMENTS:
Severance pay fund	385	316
Long-term lease deposits	267	235
Total long-term investments	652	551

Property and equipment, net	4,911	5,436
Goodwill	16,900	16,829
Other intangible assets, net	10,311	10,656

TOTAL ASSETS	84,162	81,164

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term credit and current maturities of long term loans	76	147
Trade payables	2,845	2,988
Deferred revenues	3,664	1,643
Accrued expenses and other accounts payable	6,616	8,691
Current liabilities of discontinued operation	391	372
Total current liabilities	13,592	13,841

Long-term loans	17	33
Accrued severance pay	598	535
Total non-current Liabilities	615	568

SHAREHOLDERS' EQUITY	69,955	66,755

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	84,162	81,164

CONTACT:  Magic Software Enterprises Ltd.
          Arita Mattsoff, VP Marketing
          +972 (0)3 538 9284
          ir@magicsoftware.com